UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: March 17, 2010
Commission file number 1- 33198
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑   Form 40- F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐   No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐   No ☑

TABLE OF CONTENTS

Item 1 — Information Contained in this Form 6-K Report
SIGNATURES
Item 1 — Information Contained in this Form 6-K Report
Attached as Exhibit I is a copy of an announcement of Teekay Offshore Partners L.P. dated March 17, 2010.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.
By:	Teekay Offshore GP L.L.C., its general partner
Date: March 17, 2010

By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit I

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
NEWS RELEASE
TEEKAY OFFSHORE PARTNERS ANNOUNCES
PRICING OF FOLLOW-ON OFFERING
Hamilton, Bermuda, March 17, 2010 — Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO) announced today that it has priced its follow-on public offering of 4,400,000 common units, representing limited partner interests, at $19.48 per unit. Teekay Offshore has granted the underwriters a 30-day option to purchase up to an additional 660,000 units to cover over-allotments, if any. The offering is expected to close on March 22, 2010.
The Partnership expects to use a portion of the net proceeds from the public offering to repay the $60.0 million of outstanding debt under its unsecured subordinated debt facility with Teekay Corporation, and expects to use the remaining net proceeds, together with cash on hand, to finance the purchase of a floating storage and offtake (FSO) unit, the Falcon Spirit.
Teekay Offshore Partners L.P. is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK), and is an international provider of marine transportation and storage services to the offshore oil industry. Teekay Offshore currently owns a 51% interest in and controls Teekay Offshore Operating L.P., which has a fleet of 33 shuttle tankers (seven of which are chartered-in), four FSO units and eleven conventional crude oil Aframax tankers. The Partnership also has direct ownership interests in two shuttle tankers, one FSO unit and one floating production, storage and offloading (FPSO) unit.
Teekay Offshore’s common units trade on the New York Stock Exchange under the symbol “TOO.”
The joint book-running managers for this offering are Morgan Stanley and BofA Merrill Lynch.
When available, copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from Morgan Stanley, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014-4606, phone: 1-866-718-1649, email: prospectus@morganstanley.com; or BofA Merrill Lynch, Attn: Preliminary Prospectus Department, 4 World Financial Center, New York, NY 10080, email: Prospectus.Requests@ml.com.
This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering may be made only by means of a prospectus supplement and accompanying base prospectus, which have been filed with the Securities and Exchange Commission (the SEC).
The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, but are not limited to, those discussed in Teekay Offshore’s public filings with the SEC. Teekay Offshore undertakes no obligation to revise or update any forward looking statements, unless required to do so under the securities laws.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 609-6442
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6605
end